JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

November 29, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295

Dear Mr. Di Stefano:

This letter is in response to oral comments we received from you on November 19, 2010 to the Trust’s Post-Effective Amendment No. 122 to the Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 123 to the Registration Statement under the Investment Company Act of 1940, as amended (“1940 Act”).

Our responses to your comments are set forth below.  We will incorporate any changes to the Trust’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective of November 30, 2010.

PROSPECTUS COMMENTS

Front Cover

1.

Comment: The name of the Trust is JPMorgan Trust I – not Highbridge Funds. Therefore, please delete the reference to this other name that appears on the front cover in the prospectus.

Response:  We respectfully disagree. We believe that the inclusion of the reference to the type of fund included in the prospectus is permitted under Item 1 of Form N-1A. The instruction to Item 1 permits the Fund to include “additional information” on the front cover as long as it is “not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” (See general instruction C.3(b)). We believe that the reference to the type of fund included in the prospectus (i.e.., Highbridge Funds) included on the prospectus’s cover conforms to this standard.  The J.P. Morgan Funds have multiple types of funds, share classes and prospectuses. The reference to type of fund on the front cover allows financial intermediaries and shareholders who want information concerning the Fund to pull the right prospectus from the many prospectuses for the J.P. Morgan Funds. A generic reference to JPMorgan Trust I would not accomplish this objective.

Main Investment Strategies

2.

Comment:  Please clarify if the use of the word “diversified” in the Fund’s objective refers to the meaning of that word under the 1940 Act.

Response:  The word “diversified” is not used in this context as a term of art under the 1940 Act, but rather it is used as a modifier of “portfolio of commodity-linked derivatives.”  We disclose that the Fund is non-diversified under the 1940 Act under “The Fund’s Main Investment Risks” and feel that this is clear for investors.

3.

Comment:  Supplementally explain how a commodity fund that invests in derivative contracts that have a definitive end date can have an investment objective of long-term total return.

Response:  “Long-term” does not describe the character of any single investment in the Fund’s portfolio, but rather it is a description of the Fund’s investment goal.  We do not believe that it is inconsistent for a fund to invest in instruments with a maturity date to achieve a long term objective.

4.

Comment:  Please explain what “their equivalents” means in the following sentence, “the Fund’s commodity-related long positions and their equivalents will range between 0% and 200% of the value of the Fund’s net assets.

Response:  “Their equivalents” refers to the commodity-linked derivative contracts that are described in “The Fund’s Main Investment Strategies” section.

5.

Comment:  If possible, please revise the description of “The Forecasting System” to present the disclosure in plain English.

Response:  We have reviewed the description of “The Forecasting System” and continue to believe that it is written in plain English.

Main Investment Risks

6.

Comment: Please review the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”) and revise the derivatives risk disclosure to the extent necessary.

Response: We have reviewed the Fund’s use of derivatives as directed by the Derivatives Letter.  Any future changes to the descriptions of the Fund’s use of derivatives and the accompanying risks in both the Fund Summary and “More about the Fund” section of the prospectus will be revised and incorporated into filings made pursuant to Rule 485(b) for the Fund.

7.

Comment: Consider adding “Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or the Subsidiary to operate as described in this Prospectus and could adversely affect the Fund.” to Subsidiary Risk in main investment risks.

Response:  The revision will be made.

Statement of Additional Information

8.

Comment: The fundamental investment policy on investments in commodities says that investments are permitted to the “extent permitted by applicable law.” For this restriction, please provide a narrative explanation of what the policy means.

Response: As per the instructions of Item 16(c) of Form N-1A, the Fund’s Statement of Additional Information describes the Fund’s fundamental investment policies. In accordance with the requirements of the Form, the Fund states the maximum percentage of assets to be devoted to the applicable practices. The freedom reserved for certain fundamental policies is linked to the maximum permissible under applicable law. Such maximums, especially in view of the current regulatory environment, are subject to change at any time. We believe that the current disclosure fulfills the requirements set forth in the Form, and we do not always believe that adding to such disclosure would be helpful to investors. To the extent that we believe that additional detail would be helpful to investors, we have added such disclosure. In addition, to the extent that a Fund engages in any practice set forth in the fundamental investment policies, the SAI provides a description of such strategy/practice and the corresponding legal requirements, if it enhances shareholder understanding, in the “INVESTMENT STRATEGIES AND POLICIES” section of the Part II of the SAI. The Funds note that the General Instructions to Form N-1A do not require that information in the SAI be included in any particular order.

Other

9.

Comment:  Supplementally explain how disclosure on the Fund’s website concerning investments in certain areas does not constitute an industry concentration.

Response:  The referenced disclosure does not reflect the Fund’s investments in industries.  Rather, the disclosure relates to the Fund’s net exposure via investments in commodity-linked derivatives by a wholly-owned subsidiary to various broad commodity sectors.  This measurement is different from that used to determine industry concentration under the 1940 Act.

We hereby acknowledge on behalf of the Trust that:

- the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings;

- Comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and

- the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s Comments.  Should members of the Staff have any questions or Comments concerning this letter, please call the undersigned at (212) 648-2085.

Sincerely,

/s/ John T. Fitzgerald

John T. Fitzgerald

Assistant Secretary